EXHIBIT 99.9

FORM 51-102

MATERIAL CHANGE REPORT

1.	Name and Address of Company

BRP Inc. (“BRP” or the “Company”)

726 Saint-Joseph Street

Valcourt, Quebec

J0E 2L0

2.	Date of Material Change

June 15, 2021.

3.	Press Releases

The press release reporting the material change described in this report was disseminated via Cision on June 15, 2021 and was filed with each of the Canadian securities regulatory authorities via SEDAR.

4.	Summary of Material Change

On June 15, 2021, BRP announced the launch and proposed terms and conditions of its substantial issuer bid (the “Offer”) to purchase for cancellation up to $350,000,000 of its subordinate voting shares (the “Shares”), by way of a combination of a “modified Dutch auction” and a proportionate tender. Shareholders wishing to tender to the Offer will be entitled to do so pursuant to: (i) auction tenders in which they will specify the number of Shares being tendered at a price of not less than $94.00 and not more than $113.00 per Share in increments of $0.25 per Share, (ii) purchase price tenders in which they will not specify a price per Share, but will rather agree to have a specified number of Shares purchased at the purchase price to be determined by auction tenders, or (iii) proportionate tenders in which they will agree to sell, at the purchase price to be determined by auction tenders, a number of Shares that will result in them maintaining their proportionate equity ownership in BRP following completion of the Offer.

5.1	Full Description of Material Change

On June 15, 2021, BRP announced the launch and proposed terms and conditions of its Offer pursuant to which BRP will offer to purchase for cancellation up to $350,000,000 of its Shares at a purchase price to be determined by BRP. Subject to obtaining the necessary exemptive relief under applicable securities laws in the United States and Canada, the Offer will proceed by way of a combination of a “modified Dutch auction” and a proportionate tender. Shareholders wishing to tender to the Offer will be entitled to do so pursuant to: (i) auction tenders in which they will specify the number of Shares being tendered at a price of not less than $94.00 and not more than $113.00 per Share in increments of $0.25 per Share, (ii) purchase price tenders in which they will not specify a price per Share, but will rather agree to have a specified number of Shares purchased at the purchase price to be determined by auction tenders, or (iii) proportionate tenders in which they will agree to sell, at the purchase price to be determined by auction tenders, a number of Shares that will result in them maintaining their proportionate equity ownership in BRP following completion of the Offer.

Shareholders who validly deposit Shares or multiple voting shares without specifying the method in which they are tendering such shares will be deemed to have made a purchase price tender.

Holders of multiple voting shares will be entitled to participate in the Offer. Multiple voting shares taken up by BRP will be converted into Shares on a one-for-one basis immediately prior to take up. Beaudier Inc. and 4338618 Canada Inc., which collectively hold approximately 27.7% of BRP’s issued and outstanding Shares and multiple voting shares, have advised BRP that they will make proportionate tenders in connection with the Offer in order to maintain their proportionate equity ownership in BRP following completion of the Offer. As of close of business on June 14, 2021, BRP had 40,100,015 Shares and 43,891,671 multiple voting shares issued and outstanding.

The purchase price to be paid by BRP for each validly deposited Share will be determined upon expiry of the Offer and will be based on the number of Shares validly deposited pursuant to auction tenders and purchase price tenders, and the prices specified by shareholders making auction tenders. As a result, BRP’s shareholders who tender their Shares (other than Beaudier Inc. and 4338618 Canada Inc. and shareholders who make a Proportionate Tender) will set the purchase price for the Offer. The purchase price will be the lowest price (which will not be more than $113.00 per Share and not less than $94.00 per Share) which enables BRP to purchase Shares up to the maximum amount available for auction tenders and purchase price tenders, determined in accordance with the terms of the Offer. Shares deposited at or below the purchase price as finally determined by BRP will be purchased at such purchase price. Shares that will not be taken up in connection with the Offer, including Shares deposited pursuant to auction tenders at prices above the purchase price, will be returned to the shareholders. If the aggregate purchase price for Shares validly tendered pursuant to auction tenders and purchase price tenders is greater than the amount available for auction tenders and purchase price tenders (after taking into consideration the proportionate tenders), BRP will purchase Shares from the holders of Shares who made purchase price tenders or tendered at or below the purchase price as finally determined by BRP on a pro rata basis, except that “odd lot” holders (holders of less than 100 Shares) will not be subject to proration.

The formal offer to purchase, issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (the “Offer Documents”) containing the terms and conditions of the Offer, instructions for tendering Shares or multiple voting shares, and the factors considered by BRP, its Special Committee and its Board of Directors in making its decision to approve the Offer, among other things, were mailed on June 18, 2021. The Offer Documents were filed with the applicable securities regulators in the United States and Canada on same date, and are available free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.com. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer.

The Offer will not be conditional upon any minimum number of Shares being tendered. The Offer will, however, be subject to other conditions described in the Offer Documents and BRP will reserve the right, subject to applicable laws, to withdraw, extend or vary the Offer, if, at any time prior to the payment of deposited Shares, certain events occur. The Offer will commence on June 18, 2021 and remain open for acceptance until 11:59 p.m. (Montreal time) on July 23, 2021, unless withdrawn, extended or varied by BRP.

BRP’s Board of Directors has approved the making of the Offer and the purchase price for Shares upon recommendation of its Special Committee. However, none of BRP, its Special Committee, its Board of Directors, the dealer manager or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any Shares under the Offer. Shareholders are urged to carefully evaluate all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares or multiple voting shares under the Offer and, if so, how many such shares to deposit and at what price or prices.

BRP has retained RBC Capital Markets to act as financial advisor and dealer manager in connection with the Offer and Computershare Investor Services Inc. (“Computershare”) to act as depositary. Any questions or requests for information may be directed to Computershare, as the depositary for the Offer, at 1-800-564-6253 (Toll Free – North America) or 1-514-982-7555 (outside North America) or to RBC Capital Markets, as dealer manager for the Offer, at 1-855-214-1269 (Toll Free).

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For additional information, please contact Martin Langelier, Senior Vice-President, General Counsel & Public Affairs at BRP at 450-532-6154

9.	Date of Report

June 18, 2021.